

February 24, 2011

Mazen Kouta
President
First American Group Inc.
11037 Warner Ave, Suite 132
Fountain Valley, CA 92708

> **Re:** **First American Group Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 17, 2011**
> **File No. 333-171091**

Dear Mr. Kouta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you updated your financial statements for the quarter ended December 31, 2010. However your update has several incorrect references. For example on page F-11 you refer to Statement of Stockholders' Deficit for the Period from March 11, 2010 to September 30, 2010 rather than "to December 31, 2010." On page F-13 you label your Notes to the Unaudited Financial Statements as September 30, 2010 versus December 31, 2010. In Note 2 on page F-13 you discuss that you had a net loss of $6,980 for the three months ended December 31, 2010 where in fact that is your net loss from March 11, 2010 to December 31, 2010. Please correct those and all similar errors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

2. We note your response to the oral comment we issued on February 14, 2011 regarding the bases of your expected revenues. Please revise your disclosure to provide meaningful

Mazen Kouta
First American Group Inc.
February 24, 2011
Page 2

and thorough cautionary language regarding the risks inherent in your revenue assumptions and to specifically identify the important factors that could cause your performance to differ from your revenue projections.   Your discussion should also address the factors that advertisers generally look to in deciding whether to advertise on a website, such as monthly traffic, unique visitors, targeted marketing opportunities and how established the website is. In addition, please move this revised cautionary language to the paragraph immediately preceding the revenue table on page 19 of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Fax: Thomas Puzzo, Esq
       (206) 260-0111